Exhibit 99.1

Company announcement – No. 40 / 2020

Zealand Pharma Expands U.S. Operations, Opens New Boston Office

•	Commercial operations will be headquartered in Boston, as company looks to commercialize pipeline in the U.S.

Copenhagen, DK and Boston, MA, U.S. July 6, 2020 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company changing lives with innovative peptide-based medicines, today announced the opening of its new U.S. headquarters in Boston which will be led by recently appointed President of Zealand Pharma U.S., Frank Sanders.

The new 5,000 square feet office, located in the Seaport at 34 Farnsworth Street, will accommodate about 40 employees who will be primarily focused on commercial and HR functions. In addition to the Seaport location, Zealand Pharma also has U.S offices in Marlborough, MA and New York, NY.

“This is an exciting time at Zealand Pharma as we continue to build out our commercial organization here in Boston,” said Frank Sanders, President of Zealand Pharma U.S. “The diverse talent pool, expertise and thriving life sciences environment in this city are exceptional. I look forward to working with this driven team and leaders in the Boston life sciences community as we prepare to deliver Zealand products and create positive impact in the lives of patients, their families and caregivers.”

In April, Zealand Pharma accelerated its U.S. commercial buildout with the asset acquisition of Valeritas Holdings, Inc., which included the marketed V-Go® wearable insulin delivery device, the transfer of 110 employees as well as supporting systems, processes and the majority of established contracts.

Zealand has two proprietary molecules with four differentiated late stage programs/drug-device products/indications; dasiglucagon to improve the treatment of metabolic diseases and glepaglutide, for gastrointestinal diseases. Dasiglucagon is a stable glucagon analog being developed in four indications, including severe hypoglycemia, for which the Company has filed a New Drug Application with the FDA. Dasiglucagon is also in a Phase 3 trial for congenital hyperinsulism (CHI), will be initiating a Phase 3 trial with their partner Beta Bionics for the dual-hormone artificial pancreas for automated diabetes management, and is in a Phase 2 trial for post bariatric surgery hypoglycemia. Glepaglutide is a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration, currently being evaluated in a pivotal Phase 3 study for patients with short bowel syndrome (SBS).

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton

Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com